FLOWSTONE OPPORTUNITY FUND SC TO -I

EXHIBIT (a)(1)(vi)

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$36,960,004	$0.0001531	$5,658.58
Fees Previously Paid	-		—
Total Transaction Valuation	$36,960,004
Total Fees Due for Filing			$5,658.58
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$5,658.58